Exhibit 99.83

ENERGY FUELS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY MARCH 6, 2013

MANAGEMENT INFORMATION CIRCULAR
JANUARY 25, 2013

ENERGY FUELS INC. NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD WEDNESDAY, MARCH 6, 2013

TO THE HOLDERS OF COMMON SHARES:

Notice is hereby given that an annual and special meeting (the “Meeting”) of the holders of common shares of Energy Fuels Inc. (the “Corporation”) will be held at the St. Andrew’s Club & Conference Centre, 150 King Street West, 27th Floor, Toronto, Ontario, M5H 1J9, Canada on Wednesday, March 6, 2013 at 2:00 pm (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended September 30, 2012, together with the report of the auditors thereon;

2.	to elect directors of the Corporation;

3.	to appoint the auditors of the Corporation and to authorize the directors to fix the remuneration of the auditors;

4.

to consider and, if thought advisable, to pass an ordinary resolution ratifying and approving the Corporation’s 2013 Amended and Restated Stock Option Plan and approving unallocated options, as more particularly described in the accompanying management information circular (the “Circular”);

5.

to consider and, if thought advisable, to pass a special resolution authorizing an amendment to the articles of the Corporation providing that the Corporation’s issued and outstanding common shares be consolidated on the basis of one (1) new common share in the capital of the Corporation for every ten (10) existing common shares, as more particularly described in the Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Circular. To be valid, proxies must be received by Canadian Stock Transfer Company Inc. by mail at c/o Cover-All, P. O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, no later than 5:00 p.m. (Toronto time) on March 4, 2013, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

Dated at Lakewood, Colorado, USA this 25th day of January, 2013.

BY ORDER OF THE BOARD

Stephen P. Antony, President and CEO